SECURITIES AND EXCHANGE COMMISSION

			 Washington, D.C. 20549

			       FORM U-6B-2

		       Certificate of Notification

Certificate is filed by:  Bangor Hydro-Electric Company

Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.

This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1, nor included within the exemption provided by Rule U-48.

1.      TYPE OF SECURITY OR SECURITIES.

	Unsecured promissory note.

2.      ISSUE, RENEWAL OR GUARANTY.

	Issue.

3.      PRINCIPAL AMOUNT OF EACH SECURITY.

	$13,667,550

4.      RATE OF INTEREST PER ANNUM OF EACH SECURITY.

	5%

5.      DATE OF ISSUE, RENEWAL OR GUARANTY OF EACH SECURITY.

	October 10, 2001

6.      IF RENEWAL OF SECURITY, GIVE DATE OF ORIGINAL ISSUE.

	N/A

7.      DATE OF MATURITY OF EACH SECURITY.

	October 10, 2008

8.      NAME OF THE PERSON TO WHOM EACH SECURITY WAS ISSUED, RENEWED OR
GUARANTEED.

	Municipal Review Committee ("MRC")

9.      COLLATERAL GIVEN WITH EACH SECURITY, IF ANY.

	N/A

10.     CONSIDERATION RECEIVED FOR EACH SECURITY.

In 2001, the remaining 1,437,215 of Bangor Hydro-Electric Company's ("BHE") outstanding common stock warrants, which were issued in connection with the PERC purchased power contract restructuring, were exercised at market prices ranging from $25.625 to $26.806 per share. For 736,315 of the warrants, BHE exercised its option to pay cash to the holders of the warrants instead of actually issuing shares of common stock. These payments amounted to approximately $14.2 million. For 700,900 of unexercised warrants associated with the MRC, BHE and the MRC entered into an agreement whereby BHE, instead of issuing shares or paying cash, established a note payable to the MRC in the amount of $13,667,550, at an interest rate of 5% and a term of seven years.

11.     APPLICATION OF PROCEEDS OF EACH SECURITY.

	Refinancing outstanding obligation. See response to question 10, above.

12. INDICATE BY A CHECK AFTER THE APPLICABLE STATEMENT BELOW WHETHER THE ISSUE, RENEWAL OR GUARANTY OF EACH SECURITY WAS EXEMPT FROM THE PROVISION OF
SECTION 6(A) BECAUSE OF:

	(A) THE PROVISIONS CONTAINED IN THE FIRST SENTENCE OF SECTION 6(B).

	(B) THE PROVISIONS CONTAINED IN THE FOURTH SENTENCE OF SECTION 6(B).

	(C) THE PROVISIONS CONTAINED IN ANY RULE OF THE COMMISSION OTHER THAN RULE U-48. [X]

13.     IF THE SECURITY OR SECURITIES WERE EXEMPT FROM THE PROVISIONS OF
SECTION 6(A) BY VIRTUE OF THE FIRST SENTENCE OF SECTION 6(B), GIVE THE FIGURES WHICH INDICATE THAT THE SECURITY OR SECURITIES AGGREGATE (TOGETHER WITH ALL OTHER THEN OUTSTANDING NOTES AND DRAFTS OF A MATURITY OF NINE MONTHS OR LESS, EXCLUSIVE OF DAYS OF GRACE, AS TO WHICH SUCH COMPANY IS PRIMARILY OR SECONDARILY LIABLE) NOT MORE THAN 5 PER CENTUM OF THE PRINCIPAL AMOUNT AND PAR VALUE OF THE OTHER SECURITIES OF SUCH COMPANY THEN OUTSTANDING.

	N/A

14. IF THE SECURITY OR SECURITIES ARE EXEMPT FROM THE PROVISIONS OF SECTION 6(A) BECAUSE OF THE FOURTH SENTENCE OF SECTION 6(B), NAME THE SECURITY OUTSTANDING ON JANUARY 1, 1935, PURSUANT TO THE TERM OF WHICH THE SECURITY
OR SECURITIES HEREIN DESCRIBED HAVE BEEN ISSUED.

	N/A

15. IF THE SECURITY OR SECURITIES ARE EXEMPT FROM THE PROVISIONS OF SECTION 6(A) BECAUSE OF ANY RULE OF THE COMMISSION OTHER THAN RULE U-48, DESIGNATE
THE RULE UNDER WHICH EXEMPTION IS CLAIMED.

	Rule 52(a).

			      BANGOR HYDRO-ELECTRIC COMPANY


			      By   /s/ David R. Black
				      Treasurer




Date:     January 6, 2003